**tZERO DIGITAL ASSET
SECURITIES, LLC
STATEMENT OF FINANCIAL
CONDITION
PURSUANT TO RULE 17a-5
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934**

**AS OF DECEMBER 31, 2024
INCLUDING REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-70879 |

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/312024
                              MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: tZERO Digital Asset Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Montgomery Street, Suite 330
                              (No. and Street)

| Jersey City | NJ | 07302 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kristopher Minogue | 201-675-1244 | kminogue@tzero.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
                              (Name – if individual, state last, first, and middle name)

| 1785 West 2320 South | Salt Lake City | UT | 84119 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 457 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**OATH OR AFFIRMATION**

I, Kristopher Minogue, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of tZERO Digital Asset Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JESSICA R GODFREY
Notary Public, State of New Jersey
Comm. # 50225866
My Commission Expires 9/19/2029

Signature: [signature]

Title: Principle Financial Officer

[signature] 3/3/25
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

tZERO DIGITAL ASSET SECURITIES, LLC FINANCIAL STATEMENTS AS
OF DECEMBER 31, 2024 AND FOR THE YEAR THEN ENDED

CONTENTS



Haynie &
Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

 801-972-8941

🌐 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of tZERO Digital Asset Securities, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of tZERO Digital Asset Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of tZERO Digital Asset Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of tZERO Digital Asset Securities, LLC's management. Our responsibility is to express an opinion on tZERO Digital Asset Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to tZERO Digital Asset Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

*Haynie & Company*

Haynie & Company
Salt Lake City, Utah
March 3, 2025

We have served as tZERO Digital Asset Securities, LLC's auditor since 2024.

tZERO DIGITAL ASSET SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 928,822 |
| Prepaid expense | | 16,073 |
| Other assets | | 5,463 |
| TOTAL ASSETS | $ | 950,358 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Accrued expenses and other liabilities | $ | 15,000 |
| Due to affiliate | | 123,455 |
| TOTAL LIABILITIES | | 138,455 |
| Member's Equity | | 811,903 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 950,358 |

CONFIDENTIAL

The accompanying notes are an integral part of these financial statements

# NOTE 1.     ORGANIZATION

tZero Digital Asset Securities, LLC (the "Company") is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's principal place of business is Jersey City, New Jersey.

The Company is a single-member limited liability corporation wholly owned by tZERO Broker Services, LLC ("Parent"), which is wholly owned by tZERO Group, Inc. ("Ultimate Parent"). The Company is economically dependent on the Parent for funding, for the loss of this relationship could impact the Company's ability to continue operations. Management does not foresee any events that may result in the loss of this relationship or the ability to fund any deficit of the Company.

# NOTE 2.     SIGNIFICANT ACCOUNTING POLICIES

## Basis of Presentation

The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as promulgated by the Financial Accounting Standards Board through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

## Cash

Cash consists of funds on deposit at Bank of Montreal (BMO). Financial instruments that potentially subject the Company to concentration of credit risk consist of cash deposits. The account at BMO is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2024, the Company had $678,822 in excess of the FDIC insured limit.

## Receivables and Credit Policy

Receivables are obligations due from the customer under terms requiring payments up to thirty days from the previous production month. The Company does not accrue interest on unpaid receivables. Receipts of accounts receivable are applied to specific invoices identified on the customer remittance advice or, if unspecified, are applied to earliest unpaid invoices. Customer receivables balances with invoice dates that are greater than thirty days old are considered aged, non-allowable and reviewed for delinquency.

## Current Expected Credit Loss

The Company carries its receivables at cost less an allowance for credit losses to present the net amount expected to be collected as of the date of the statement of financial condition. The Company generally does not require collateral. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

The Company had no allowance for expected credit losses as of December 31, 2024.

## Contract Assets and Contract Liabilities

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment, and when the Company has an unconditional right to payment. The Company records a contract liability when payment is received prior to the satisfaction of the service obligation. There were no contract liabilities recognized as of December 31, 2024.

## Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period, including allowance for credit losses, litigation accruals and other estimates. Actual results could differ from those estimates.

## Income Taxes

The Company does not directly file federal and state income taxes as it is a single-member limited liability company that is disregarded for income-tax reporting purposes. The Company's income or loss is reportable by its sole member and included in the tax returns for the Ultimate Parent. The Company records its proportional share of the income tax expense incurred by the Ultimate Parent and treats this as an amount due to the Ultimate Parent. As the Ultimate Parent incurred a loss for tax purposes for the year ended December 31, 2024, no provision for income taxes was recorded. Further, as the Ultimate Parent has losses to be carried forward for tax purposes, management did not record a deferred tax liability for the year ended December 31, 2024.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination, based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements.

## Due to Customers

These accounts represent the retail customer and issuing broker dealer cash balances custodied by the Company. Due to customer balances are reported on a trade date basis on the statement of financial condition and are due to be repaid to customers upon demand.

NOTE 3.       NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company is required to maintain minimum net capital equal to the greater of $250,000 or the minimum ratio requirement as defined in SEC Rule 15c3-1.  On December 31, 2024, the Company had net capital of $790,367, which was $540,367 in excess of its required net capital.

NOTE 4.       RELATED PARTY AND AFFILIATED TRANSACTIONS

The Company previously entered into an expense-sharing agreement with tZERO Group, Inc., a Delaware company, and the Ultimate Parent. For the year ended December 31, 2024, the Company incurred miscellaneous expenses, with amounts based on its direct expenses.  As of December 31, 2024, there was an associated payable in due to affiliates of $27,000.

The Company also had a service and expense-sharing agreement with its Direct Parent, tZERO Broker Services LLC. The expense amounts were determined by allocating payroll and benefits for employee time spent between the Direct Parent and the Company, as well as splitting other business-related costs. As of December 31, 2024, the payable for these expenses was $96,455

NOTE 5.       COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit as of December 31, 2024.

The Company can be party to certain legal and regulatory proceedings, including claims, suits and complaints, arising in the ordinary course of business. The Company's management evaluates whether it has a meritorious defense and vigorously defends against all legal and regulatory proceedings as appropriate.  Based upon information currently available and the advice of counsel, the Company does not believe the eventual outcome of any current claims or complaints will have a significant effect on the financial position or operations of the company.

NOTE 6.    GUARANTEES AND INDEMNIFICATIONS

ASC Topic 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company had issued no guarantees effective as of December 31, 2024.

NOTE 7.    SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through March 3, 2025, the date these financials statements were available to be issued and has determined that there were no subsequent events requiring adjustment to or disclosure in the accompanying financial statements.